Exhibit 99.77(i)

ITEM 77I. Terms of New or Amended Securities

1.	At the July 9, 2015 Board meeting, the Board approved the creation and establishment of Class A and Class I shares of Voya Securitized Credit Fund. In addition, at its July 9, 2015 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class A and Class I Shares of Voya Securitized Credit Fund.